03 MAR 10 AM 7:21

ESSILOR

File N° 82-4944

From : Véronique Gillet
Essilor International
147, rue de Paris
94227 Charenton Cedex
France
Tel : 33 1 49 77 42 16
Fax : 33 1 49 77 43 24

03007221

March 4, 2003

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

Re: ESSILOR INTERNATIONAL/ exemption pursuant to Rule 12g3-2(b)

To whom it may concern:

This letter is provided to the Securities and Exchange Commission in order to update the Essilor file.

Please find enclosed our French and English latest press release.

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

Sincerely,

Véronique Gillet
VP Investor Relations

Encl.: Acquisition of SLC and polarized lens technology

File N° 82-4944

PRESS RELEASE

Essilor Acquires Specialty Lens Corp and Polarized Lens Technology

Charenton-le-Pont, France, (March 4, 2003) -- Essilor has announced the acquisition of Specialty Lens Corp (SLC), a US company that designs, manufactures and markets prescription polarized sunglass lenses. Based in Salt Lake City, Utah, SLC employs 40 people and has sales of approximately $4 million.

The polarization process consists of casting a polarized film into a lens during manufacture. The film blocks horizontal light, resulting in a high value-added sunglass lens that eliminates glare and reflected light from water, snow, roads and other horizontal surfaces.

The polarized sunglass lens market has grown considerably in recent years. While still concentrated mainly in the United States, it is developing rapidly in Europe and Japan.

Essilor is already active in the segment, marketing polarized lenses purchased from a number of manufacturers, including SLC. Today, it has decided to acquire the technology in order to develop its full potential and enhance the Company's range of high value-added products.

SLC will be a part of Essilor's North American Production Division. SLC's current management team will remain in charge of operations.

Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Airwear® and Essilor® brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide through 18 production centers, 160 lens finishing laboratories and local distribution networks. The Essilor share trades on the Euronext Paris market (Euroclear: 12166; Reuters: ESSI.PA; Bloomberg: EF FP).

Investor Relations and Financial Communication

Phone: +33 1 49 77 42 16

www.essilor.com